                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               CARDIOMETRICS, INC.
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                                (NAME OF ISSUER)


                          Common Stock, $.01 Par Value
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                         (TITLE OF CLASS OF SECURITIES)


                                   141906 10 7
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                                 (CUSIP NUMBER)

                              Reinhard J. Warnking
                             Endosonics Corporation
                                2870 Kilgore Road
                            Rancho Cordova, CA 95670
                                 (916) 638-8008
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                January 26, 1997
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                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 7 pages)

----------
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                  -------------------------------
CUSIP NO. 141906 10 7                  13D        Page 2 of 7 Pages
-------------------------------                  -------------------------------

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Endosonics Corporation
             I.R.S. I.D. # 68-0028500
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)[ ] (b)[ ]
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS*
                    OO, WC
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of Delaware
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                                      7       SOLE VOTING POWER
                                                                          ----
            NUMBER              ------------------------------------------------
              OF                      8       SHARED VOTING POWER
            SHARES                                                     1,104,023
         BENEFICIALLY           ------------------------------------------------
           OWNED BY                   9       SOLE DISPOSITIVE POWER
           REPORTING                                                      ----
            PERSON              ------------------------------------------------
             WITH                    10       SHARED DISPOSITIVE POWER
                                                                          ----
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                1,104,023
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*
                                                                            [ ]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   15.9%
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    14       TYPE OF REPORTING PERSON*
                                                    CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Endosonics Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


                                       3.

ITEM 1.  SECURITY AND ISSUER.


         This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the statement on Schedule 13D electronically filed on February 5, 1997 (the "Schedule 13D") by EndoSonics Corporation ("EndoSonics") relating to the common stock, par value $.01 per share (the "Issuer Common Stock" or the "Shares"), of Cardiometrics, Inc. (the "Issuer"), which has its principal executive offices at 645 Clyde Avenue, Mountain View, California 94043. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         Pursuant to an Agreement and Plan of Reorganization dated January 26, 1997 (the "Reorganization Agreement"), among Endosonics, River Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Endosonics ("Merger Sub") and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into .35 newly issued shares of Endosonics Common Stock, $0.001 par value (Endosonics Common Stock), .20 shares of CardioVascular Dynamics, Inc. ("CVD") Common Stock held by Endosonics, and $2.00 cash, subject to adjustment such that based on the average of the closing prices of Endosonics' and CVD's Common Stock as quoted on the Nasdaq National Market for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics stockholders meeting, the merger consideration shall be equal to $9.00; provided that, if the CVD exchange ratio obtained thereby is greater than
 .2636, the CVD exchange ratio shall be .2636 (the "Exchange Ratio"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to the Schedule 13D and incorporated herein in its entirety by reference.

         As of the date hereof, EndoSonics beneficially owned 300,000 shares of Issuer Common Stock. The aggregate purchase price of the Issuer Common Stock purchased by EndoSonics was $2,316,561.50.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

       (a) - (b) As a result of the Voting Agreement and recent purchases of Issuer Common Stock, Endosonics may be deemed to be the beneficial owner of at least 1,104,023 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 15.9% of the issued and outstanding shares of Issuer Common Stock.

                 Endosonics has shared power to vote 804,023 of the Shares for the limited purposes described in Item 4 of the Schedule 13D. Endosonics has sole power to vote or to direct the vote or to dispose or to direct the disposition of 300,000 shares of Issuer Common Stock. To the best of Endosonics' knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A to the Schedule 13D.

       (c) Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Issuer Common Stock effected by EndoSonics since the date of the filing of the Schedule 13D.


       (d)        Not applicable.

       (e)        Not applicable.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 1997


                                        ENDOSONICS CORPORATION



                                        By:   /s/ Donald D. Huffman
                                           -------------------------------------
                                             Donald D. Huffman, Vice President
                                             Finance and Administration,
                                             and Chief Financial Officer

                                   APPENDIX A

                      TRANSACTIONS EFFECTED BY ENDOSONICS



        Date of                 Price per               No. of Shares
        Purchase                  Share                   Purchased
        --------                ---------               -------------
        02/11/97                 $7.6250                   32,500

        02/12/97                 $7.6250                   12,500

        02/13/97                 $7.6875                   15,000

        02/18/97                 $7,6875                    5,000

        02/19/97                 $7.75                      5,000

        02/20/97                 $8.00                     20,000

        02/21/97                 $7.875                    20,000

        02/24/97                 $7.8541                   15,000

        02/25/97                 $7.8125                   10,000

        02/26/97                 $7.8125                   10,000

        02/26/97                 $7.6875                   10,000

        02/26/97                 $7.6875                   10,000

        03/04/97                 $7.5625                   20,000

        03/05/97                 $7.5625                   10,000

        03/05/97                 $7.625                    20,000

        03/05/97                 $7.625                    20,000

        03/05/97                 $7.75                      5,000

        03/06/97                 $7.75                     10,000

        03/07/97                 $7.75                     30,000

        03/13/97                 $7.75                     20,000




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